Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

SHANGHAI, March 27, 2019 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the fourth quarter and the full year of 2018.

Fourth Quarter 2018 Financial and Operational Highlights

•

Total revenues in the fourth quarter of 2018 were RMB321.1million (US$46.7 million), representing an increase of 12.6% from the third quarter of 2018, outperforming the high end of the management guidance by 8.8%.

•	The number of dealers covered by the Company stood at 46,565 as of December 31, 2018, representing an increase of 5% from the end of third quarter of 2018.

•

M1+ and M3+ overdue ratios for all financing transactions which the Company facilitated and remained outstanding were 0.74% and 0.37%, respectively as of December 31, 2018, as compared to 0.83% and 0.36%, respectively as of September 30, 2018.

•

After-market services facilitation revenues in the fourth quarter of 2018 increased to RMB43 million (US$6.3 million) from RMB39 million in the third quarter of 2018, continuing to contribute stable revenues.

Full Year 2018 Financial and Operational Highlights

•	Total revenues in the full year of 2018 were RMB1,091.4 million (US$158.7 million), representing a year-over-year increase of 3.7%.

•	The number of dealers covered by the Company increased to 46,565 as of December 31, 2018, representing a year-over-year increase of 34.4%.

•

M1+ and M3+ overdue ratios for all financing transactions which the Company facilitated and remained outstanding were 0.74% and 0.37%, respectively as of December 31, 2018, as compared to 0.86% and 0.34% respectively as of December 31, 2017.

•

After-market services facilitation revenues in the full year of 2018 were RMB101 million (US$14.6 million), representing a year-over-year increase of 283% and becoming a sustainable source of revenue for the Company.

Recent Developments

The strategic cooperation with Industrial and Commercial Bank of China (“ICBC”) and Didi Chuxing (“Didi”) has continued to make substantial progress. Following the completion of system integration with ICBC in the third quarter, the Company has begun negotiating with a number of major domestic OEMs on the joint launch of customized OEM-subsidized products nationwide once we reach commercial agreements.

As to the cooperation with Didi, the Company facilitated over 100 auto transactions for licensed Didi drivers across 7 cities within the last two months of 2018, and provided them with comprehensive solutions including finance and insurance. In addition, Didi has provided to its users and drivers with car purchase intensions the access to Cango services via its mobile app, thus providing the Company with new car sales facilitation business development opportunities.

The Company has successfully completed the acquisition of a licensed insurance brokerage firm. With the acquisition, the Company substantially augments its bundled solutions for insurance facilitation, and gains significant momentum to expand its offerings from accident insurance, anti-theft assurance to higher value-added products such as car insurance and health insurance, thus culturing our after-market services business into an important engine to drive our future growth.

“We concluded an eventful 2018 with a solid performance in the fourth quarter,” commented Mr. Jiayuan Lin, Chief Executive Officer of Cango. “Our total revenues continued its sequential growth, reaching RMB321.1 million in the fourth quarter of 2018, which further demonstrated the resilience of our business model despite a challenging macroeconomic environment in China. Such growth was driven by our effort to consistently optimize the quality and efficiency of our automotive financing facilitation service offerings, as well as maintain a satisfying attach rate of our after-market services by successfully executing our cross-selling strategies.”

Mr. Lin continued, “Going forward, we will remain committed to strengthening our core competencies by expanding and penetrating our nationwide dealership network while improving its efficiency, accelerating the development of our after-market services business to unlock the full monetization potential, and deepening collaborations with our partners to further diversify our revenue streams. Looking into 2019, we are confident that our leadership in the Chinese automotive transaction service industry will facilitate sustainable long-term growth.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “The initiatives that we have implemented to rejuvenate our growth have continued to yield results during the fourth quarter. Our total revenues increased by 12.6% to RMB 321.1 million in the fourth quarter of 2018 from RMB285.2 million in previous quarter, exceeding the high end of our previous guidance range. Revenues from after-market services facilitation, in particular, continued to increase to RMB43 million in the fourth quarter from RMB39 million in the previous quarter. To accelerate the growth of our after-market services facilitation business, we have completed the acquisition of a licensed insurance brokerage firm. This acquisition will enable us to expand our after-market service offerings and propel our growth in the coming quarters.”

Fourth Quarter 2018 Financial Results

REVENUES

Total revenues in the fourth quarter of 2018 were RMB321.1million (US$46.7 million), representing an increase of 12.6% from RMB285.2 million in the third quarter of 2018, and a 3.2% increase from RMB311.3 million in the corresponding period of 2017. The increase was primarily driven by the Company’s strategies to rejuvenate its growth and the increased contribution of after-market services business.

Revenues from after-market services facilitation in the fourth quarter of 2018 were RMB43 million (US$6.3 million) compared to RMB6.4 million in the same period of last year.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2018 were RMB285.6million (US$41.5million), compared to RMB272.3 million in the corresponding period of 2017. The increase in operating cost and expenses was primarily attributable to the increases in cost of revenue, as well as research and development expenses.

•

Cost of revenue in the fourth quarter of 2018 increased by 7.1% to RMB158.8 million (US$23.1million) from RMB 148.2 million in the corresponding period of 2017. Cost of revenue as a percentage of total revenues in the fourth quarter of 2018 increased to 49.4% from 47.6% in the corresponding period of 2017. The increase was due to a higher average amount of commissions paid to dealers in each financing transaction.

•

Sales and marketing expenses in the fourth quarter of 2018 decreased by 17.8% to RMB47.0 million (US$6.8million) or 14.6% of total revenues from RMB57.1 million or 18.3% of total revenues in the corresponding period of 2017. The higher sales and marketing expenses in the fourth quarter of 2017 was primarily due to higher amounts of year-end bonus to our sales staff as they met performance targets in 2017.

•

General and administrative expenses were RMB52.3 million (US$7.6million) or 16.3% of total revenue in the fourth quarter of 2018, compared to RMB57.8 million or 18.6% of revenues in the corresponding period of 2017.

•

Research and development expenses in the fourth quarter of 2018 increased to RMB19.9 million (US$2.9 million) from RMB10.2 million in the corresponding period of 2017. Research and development expenses as a percentage of total revenues in the fourth quarter of 2018 increased to 6.2% from 3.3% in the corresponding period of 2017, mostly due to the expansion of the Company’s research and development team, as well as increases in salaries and benefits expenses.

NET INCOME

Net income was RMB 52.0 million (US$7.6 million) in the fourth quarter of 2018, compared to RMB29.8 million in the corresponding period of 2017, representing a year-over-year increase of 74.4%. Non-GAAP adjusted net income was RMB66.0million (US$9.6 million), compared to RMB29.8 million in the corresponding period of 2017. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Net income per ADS was RMB0.37 (US$0.05) in the fourth quarter of 2018, and RMB0.37 (US$0.05) on a diluted basis. Non-GAAP adjusted net income per ADS was RMB0.46 (US$0.07) in the fourth quarter of 2018, and RMB0.46(US$0.07) on a diluted basis. Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of December 31, 2018, the Company had cash and cash equivalents of RMB2,912.9 million (US$423.7million), compared to RMB3,642.8 million as of September 30, 2018.

Full Year 2018 Financial Results

REVENUES

Total revenues increased by 3.7% to RMB1,091.4 million (US$158.7 million) in the full year of 2018 from RMB1,052.2 million in 2017. The increase was primarily driven by the Company’s strategies to rejuvenate its growth and the increased contribution of after-market services business. Revenues from after-market services facilitation in the full year of 2018 were RMB101 million (US$14.6 million) compared to RMB26 million in 2017.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2018 were RMB 814.7 million (US$118.5 million), compared to RMB582.2 million in 2017. The increase in operating cost and expenses was primarily attributable to the increases in cost of revenue, sales and marketing expenses, general and administrative expenses as well as research and development expenses.

•

Cost of revenue in the full year of 2018 increased by 12.5% to RMB434.4 million (US$63.2 million) from RMB386.1 million in 2017. Cost of revenue as a percentage of total revenues in the full year of 2018 increased to 39.8% from 36.7% in 2017. The increase was due to a higher average amount of commissions paid to dealers in each financing transaction.

•

Sales and marketing expenses in the full year of 2018 increased to RMB167.2 million (US$24.3 million) from RMB114.1 million in 2017. Sales and marketing expenses as a percentage of total revenues in the full year of 2018 increased to 15.3% from 10.8% in 2017. The increase was due to the expansion of the Company’s sales personnel to 2,469 as of December 31, 2018 from 1,691 as of December 31, 2017.

•

General and administrative expenses were RMB 151.1 million (US$22.0 million) or 13.8% of total revenue in the full year of 2018, compared to RMB101.3 million or 9.6% of revenues in 2017. The increase was primarily due to increased administrative staff headcount and compensation, as well as the share-based compensation expenses.

•

Research and development expenses in the full year of 2018 increased to RMB 46.7million (US$6.8 million) from RMB19.4 million in 2017. Research and development expenses as a percentage of total revenues in the full year of 2018 increased to 4.3% from 1.8% in 2017, mostly due to the expansion of the Company’s research and development team, as well as increases in salaries and benefits expenses.

NET INCOME

Net income was RMB306.9 million (US$44.6 million) in the full year of 2018, compared to RMB349.1 million in 2017. Non-GAAP adjusted net income was RMB340.3 million (US$49.5 million), compared to RMB349.1 million in 2017. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Net income per ADS was RMB2.17 (US$0.32) in the full year of 2018, and RMB2.16 (US$0.31) on a diluted basis. Non-GAAP adjusted net income per ADS was RMB2.41 (US$ 0.35) in the full year of 2018, and RMB2.39 (US$ 0.35) on a diluted basis. Each ADS represents two of the Company’s Class A ordinary shares.

Business Outlook

For the first quarter of 2019, the Company expects total revenues to be between RMB310 million and RMB330 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Cango’s management will hold a conference call on Wednesday, March 27, 2019 at 9:00 P.M. Eastern Time or Thursday, March 28, 2019 at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through March 27, 2019 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10129353

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Jenny Tang

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	803,270,815	2,912,901,189	423,663,906
Restricted Cash	10,060,360	298,900,155	43,473,224
Short-term investments	62,380,000	265,869,717	38,669,147
Accounts receivable, net	85,595,207	86,513,830	12,582,915
Financing receivable, net	832,052	5,420,617	788,396
Short-term finance leasing receivable, net	—	1,123,703,618	163,435,913
Short-term amounts due from related parties	1,253,833	—	—
Prepaid expenses and other current assets	144,858,222	61,272,518	8,911,718

Total current assets	1,108,250,489	4,754,581,644	691,525,219

Non-current assets:
Restricted Cash	319,352,347	668,627,618	97,247,854
Long-term investments	191,002,602	292,099,059	42,484,046
Equity method investments	165,659,951	1,448,416	210,663
Goodwill	—	145,063,857	21,098,663
Property and equipment, net	9,751,738	18,286,218	2,659,620
Intangible assets	1,701,770	1,693,407	246,296
Deferred tax assets	67,774,187	100,194,993	14,572,757
Long-term amounts due from related parties	122,383,094	—	—
Long-term finance leasing receivable, net	—	1,282,457,409	186,525,694
Other non-current assets	10,991,399	36,687,583	5,335,988

Total non-current assets	888,617,088	2,546,558,560	370,381,581

TOTAL ASSETS	1,996,867,577	7,301,140,204	1,061,906,800

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	681,702,116	99,149,461
Long-term debts—current	—	445,491,935	64,794,115
Accrued expenses and other current liabilities	328,522,735	211,458,501	30,755,363
Short-term amounts due to related parties	5,525,000	—	—
Risk assurance liabilities	129,935,457	173,210,363	25,192,402
Income tax payable	62,320,855	53,517,717	7,783,829

Total current liabilities	526,304,047	1,565,380,632	227,675,170

Non-current liabilities:
Long-term borrowings	175,000,000	472,793,340	68,764,939
Other non-current liabilities	35,555,908	7,599,404	1,105,290

Total non-current liabilities	210,555,908	480,392,744	69,870,229

Total liabilities	736,859,955	2,045,773,376	297,545,399

Mezzanine equity
Convertible Preferred Shares
Series A-1	1,501,153,698	—	—
Series A-3	307,816,408	—	—
Series B	2,132,875,970	—	—
Series C	—	—	—

Total mezzanine equity	3,941,846,076	—	—

Shareholders’ equity
Ordinary shares	83,145	204,260	29,708
Series A-2 Convertible Preferred Shares	1,450	—	—
Additional paid-in capital	4,100,000	4,444,078,463	646,364,404
Accumulated other comprehensive income/(loss)	(398,698)	109,452,996	15,919,278
Accumulated (deficit) retained earnings	(2,711,414,472)	698,036,438	101,525,188

Total Cango Inc.’s (deficit) equity	(2,707,628,575)	5,251,772,157	763,838,578

Non-controlling interests	25,790,121	3,594,671	522,823

Total shareholders’ (deficit) equity	(2,681,838,454)	5,255,366,828	764,361,401

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,996,867,577	7,301,140,204	1,061,906,800

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues	311,327,408	321,136,126	46,707,312	1,052,203,719	1,091,414,277	158,739,623
Operating cost and expenses:
Cost of revenue	148,222,787	158,774,653	23,092,816	386,053,922	434,351,148	63,173,754
Sales and marketing	57,086,818	46,952,207	6,828,915	114,145,319	167,244,419	24,324,692
General and administrative	57,827,099	52,277,614	7,603,464	101,276,675	151,075,936	21,973,084
Research and development	10,236,313	19,942,024	2,900,447	19,418,576	46,709,014	6,793,544
Net loss (gain) on risk assurance liabilities	(1,226,135)	(6,034,709)	(877,712)	(38,866,874)	(21,273,866)	(3,094,155)
Provision for financing receivables	156,124	13,659,192	1,986,647	156,124	36,588,074	5,321,515

Total operation cost and expense	272,303,006	285,570,981	41,534,577	582,183,742	814,694,725	118,492,434

Income from operations	39,024,402	35,565,145	5,172,735	470,019,977	276,719,552	40,247,189

Interest income	6,387,217	20,096,730	2,922,948	16,164,309	61,465,449	8,939,779
income from equity method investments	700,369	285,318	41,498	4,855,508	42,684,659	6,208,226
Interest expense	(2,980,347)	(4,751,027)	(691,008)	(12,993,624)	(19,010,616)	(2,764,979)
Foreign exchange loss, net	(1,058,472)	764,203	111,149	(25,403,473)	1,447,099	210,472
Other income	215,132	1,358,496	197,585	16,196,581	34,330,156	4,993,113
Other expenses	(96,268)	(1,100,741)	(160,096)	(378,846)	(1,629,410)	(236,988)

Net income before income taxes	42,192,033	52,218,124	7,594,811	468,460,432	396,006,889	57,596,812

Income tax expenses	(12,372,341)	(200,115)	(29,106)	(119,403,000)	(89,082,554)	(12,956,520)

Net income	29,819,692	52,018,009	7,565,705	349,057,432	306,924,335	44,640,292

Less: Net income attributable to the noncontrolling interest shareholders	(5,058,215)	(3,314,668)	(482,098)	8,047,621	4,232,270	615,557

Net income attributable to Cango Inc.’s shareholders	34,877,907	55,332,677	8,047,803	341,009,811	302,692,065	44,024,735

Less: Accretion of Series C Preferred Shares	—	—	—	—	—	—
Net income attributable to Cango Inc.’s ordinary shareholders	34,877,907	55,332,677	8,047,803	341,009,811	302,692,065	44,024,735
Net income per ADS(Note 1):
Basic	0.28	0.37	0.05	2.70	2.17	0.32
Diluted	0.28	0.37	0.05	2.70	2.16	0.31
ADSs used in net income per ADS computation (Note 1):
Basic	63,574,601	151,404,946	151,404,946	63,574,601	139,578,372	139,578,372
Diluted	126,415,858	151,404,946	151,404,946	126,415,858	140,436,903	140,436,903
Other comprehensive income, net of tax
Unrealized losses on available-for-sale securities	(398,698)	654,828	95,241	(2,463,956)	822,343	119,605
Reclassification of losses to net income	—	—	—	2,065,258	—	—
Foreign currency translation adjustment	—	1,752,329	254,866	—	109,029,352	15,857,662

Total comprehensive income	29,420,994	54,425,166	7,915,812	348,658,734	416,776,030	60,617,559

Total comprehensive income attributable to Cango Inc.’s shareholders	34,479,209	57,739,834	8,397,910	340,611,113	412,543,760	60,002,002

Note 1: Each ADS represents two ordinary shares.

CANGO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data
	Three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	29,819,692	52,018,009	7,565,706	349,057,432	306,924,335	44,640,293
Add: Share-based compensation expenses	—	13,971,836	2,032,119	—	33,410,913	4,859,416
Cost of revenue	—	572,846	83,317	—	1,369,848	199,236
Sales and marketing	—	2,976,001	432,841	—	7,116,524	1,035,055
General and administrative	—	9,696,453	1,410,291	—	23,187,170	3,372,434
Research and development	—	726,537	105,670	—	1,737,371	252,690

Less: Purchase of subsidiary		—	—		—	—
income from equity method investments		—	—		—	—

Non-GAAP adjusted net income	29,819,692	65,989,845	9,597,825	349,057,432	340,335,248	49,499,709

Less: Net income attributable to the noncontrolling interest shareholders	(5,058,215)	(3,314,668)	(482,098)	8,047,621	4,232,270	615,558
Non-GAAP adjusted net income attributable to Cango Inc.’s shareholders	34,877,907	69,304,513	10,079,923	341,009,811	336,102,978	48,884,151

Accretion of Series C Preferred Shares		—	—		—	—
Non-GAAP adjusted net income attributable to Cango Inc.’s ordinary shareholders	34,877,907	69,304,513	10,079,923	341,009,811	336,102,978	48,884,151

Non-GAAP adjusted net income per ADS-basic (Note 1)	0.28	0.46	0.07	2.70	2.41	0.35
Non-GAAP adjusted net income per ADS-diluted (Note 1)	0.28	0.46	0.07	2.70	2.39	0.35
Weighted average ADS outstanding—basic	63,574,601	151,404,946	151,404,946	63,574,601	139,578,372	139,578,372
Weighted average ADS outstanding—diluted	126,415,858	151,404,946	151,404,946	126,415,858	140,436,903	140,436,903
Note 1: Each ADS represents two ordinary shares.